SECURITI 05041671

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 052657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ExPrss Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 North ElPaso, Ste. B
(No. and Street)

Russellville (City) AR (State) 72801 (Zip Code)

PROCESSED MAR 29 2005 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Britko 479-968-1708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Teaff & Associates, CPAs, P.A.
(Name – *if individual, state last, first, middle name*)

210 West 10th (Address) Russellville (City) AR (State) 72801 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2005 WASH. D.C. 179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05 S.S

OATH OR AFFIRMATION

I, John Terry III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ExPrss Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

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Signature

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Title

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Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXPRSS SECURITIES, INC.

SEC FILE NO. 8-052657

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2004 AND THE YEAR THEN ENDED

With

REPORT OF INDEPENDENT AUDITOR

Teaff & Associates
Certified Public Accountants
Russellville, Arkansas

ExPrss Securities, Inc.

December 31, 2004

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA
J. MARLENE HALL, CPA
PAMELA C. MAGNESS, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditor

The Board of Directors and Stockholders
ExPrss Securities, Inc.
Russellville, AR 72801

We have audited the accompanying statement of financial condition of ExPrss Securities, Inc. (a corporation) at December 31, 2004, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ExPrss Securities, Inc. at December 31, 2004, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Teaff & Associates

Teaff and Associates, CPA's

February 15, 2005

CPA

ExPrss Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 10,198
Deposit with clearing organization	9,311
Accounts receivable	1,141
Current Assets	20,650
Other Assets:	
Startup costs, net of amortization of $2,856	714
	$ 21,364

Liabilities and Stockholders' Equity

Liabilities:	
Accounts Payable	$ 1,615
Income taxes payable	7
Total current liabilities	1,622
Stockholders' equity:	
Common stock, no par value:	
Authorized 2,000 shares; issued and outstanding 200 shares	17,000
Additional paid-in capital	10,000
Retained earnings	(7,258)
Total stockholders' equity	19,742
	$ 21,364

See accompanying notes

ExPrss Securities, Inc.
Statement of Income
December 31, 2004

Revenues:	
Commissions and fees	$ 254,068
Expenses:	
Employee compensation and expenses	36,805
Commissions	121,263
Occupancy and equipment rental	7,023
Trading and registration fees	72,249
Office expenses	4,439
Other operating expenses	10,655
	252,434
Net income from operations	1,634
Other income/expenses:	
Interest income	55
Interest expense	(8)
	47
Net income before taxes	1,681
Provision for income taxes	(7)
Net income	$ 1,674

See accompanying notes

ExPrss Securities, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2004

	Common Stock	Additional Paid-In Capital	Retained earnings	Total
Balance - December 31, 2003	$ 17,000	$ 10,000	$ (8,931)	$ 18,069
Net income for the year	-	-	1,674	1,674
Rounding			(1)	(1)
Balance - December 31, 2004	$ 17,000	$ 10,000	$ (7,258)	$ 19,742

See accompanying notes

ExPrss Securities, Inc.
Statement of Cash Flows
December 31, 2004

Cash flows from operating activities:	
Net income	$ 1,634
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Amortization	714
Changes in operating assets and liabilities:	
Accounts receivable	(1,141)
Accounts payable	(872)
Cash provided by operating activities	335
Cash flows provided (used) by investing activities:	
Interest income	55
Cash provided by investing activities	55
Cash flows provided (used) by financing activities:	
Interest paid	(8)
Cash used by financing activities	(8)
Net change in cash and cash equivalents	382
Cash and cash equivalents:	
Beginning of period	19,127
End of period	$ 19,509
Other disclosures:	
Interest paid	$ 8

See accompanying notes

ExPrss Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2004

Balance - December 31, 2003	$None
Activity during the year	None
Balance - December 31, 2004	$None

See accompanying notes

Note 1: Organization and Summary of Significant Accounting Policies

Organization

ExPrss Securities, Inc. (the "Company") was formed on April 28, 2000, in the state of New Hampshire and commenced operations on May 3, 2001, in the business of securities brokerage and investment counseling. In 2004, ExPrss Securities was domiciled in the state of Arkansas. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

Significant Accounting Policies

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over estimated useful lives of the respective assets.

Securities Transactions

Customers' introduced securities transactions are recorded on a settlement date basis with related commission revenue and expenses recorded on a trade date basis. A provision for uncollectible accounts is provided when justified and, in management's opinion, no provision was necessary at December 31, 2004.

Income Taxes

Revenue is recognized under the market value method for securities owned and income taxes are calculated thereon. Deferred income taxes are provided on material temporary differences, when existing, between financial statement and income tax reporting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Cost are expensed as incurred.

The Company has elected to amortize its organization costs over a five (5) year period. The amortization expense for the year ended December 31, 2004 was $714.

Note 2: Commitments and Contingencies

The Company currently has a verbal month-to-month agreement for rental of its office facilities. Rental expense of its office facilities for 2004 totaled $5,500.

Note 3: Disclosures About the Fair Value of Financial Instruments

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2004, which include cash and cash equivalents, commissions receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

Note 4: Income Taxes

The Company will carry forward the losses to be applied against future taxable income.

A deferred tax asset of $1,887 could be recorded, but a 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $18,842, which was $13,842 in excess of its required net capital of $5,000. The Company's net capital ratio was .12 to one.

Note 6: Reconciliation of Audited Net Capital to Unaudited Focus

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule	$ 19,036
Adjustments:	
Stockholder's equity	(194)
Net capital per audited statements	$ 18,842

ADDITIONAL INFORMATION

ExPrss Securities, Inc.
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2004

Computation of net capital

Stockholders' equity		
Common stock	$ 17,000	
Additional paid-in capital	10,000	
Accumulated deficit	(7,258)	
Total stockholders' equity		$ 19,742
Adjustments: Non-allowable assets	714	
Hair cuts on money market	186	
		900
Net capital		18,842

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness, of $1,622	$ 108	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 13,842
Percentage of aggregate indebtedness to net capital	0.12:1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. (See Note 6).

ExPrss Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2004

A Computation of reserve requirement is not applicable to ExPrss Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See accompanying notes

ExPrss Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2004

Information relating to possession or control requirements is not applicable to ExPrss Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

TEAFF & ASSOCIATES
Certified Public Accountants

LESLIE T. TEAFF, CPA
J. MARLENE HALL, CPA
PAMELA C. MAGNESS, CPA

210 WEST 10th STREET
RUSSELLVILLE, ARKANSAS 72801

(479) 968-3500

FAX (479) 968-3507

MEMBERS:
ARKANSAS SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
ExPrss Securities, Inc.

In planning and performing our audit of the financial statement of ExPrss Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures, including tests of such practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

CPA

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

This condition was considered in determining the nature, timing, and extent of the audit tests applied in our examination of the financial statements, and this report does not affect our report on those financial statements dated February 15, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives except for the condition discussed in the second preceding paragraph which we believe is a material inadequacy in the practices and procedures comprehended in the Commission's objectives.

This report is intended solely for the use of management, the Board of Directors and Stockholders, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the applicable state regulatory authorities and should not be used for any other purpose.

Teaff & Associates

Teaff & Associates, CPAs
Russellville, AR
February 15, 2005